UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

ACORN INTERNATIONAL, INC.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

004854105**
(CUSIP Number)

Jacob Fisch

19th Floor, 20th Building, Tianlin Road

Shanghai F4 200233

Peoples Republic of China

Tel: +86.21.5151.8888

With a copy to:

James A. Mercer III

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: +1.858.720.7469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP applies to American Depositary Shares, each representing 20 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004854105

1.	Names of Reporting Persons Jacob Fisch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,800,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,800,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Based on 53,626,050 total outstanding ordinary shares of the Issuer as of August 3, 2017 as reported in the Issuer’s current report on Form 6-K filed with the Commission on August 4, 2017.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.01 per share, of Acorn International, Inc., a Cayman Islands corporation (“Acorn”). Acorn’s principal place of business is located at 19th Floor, Building 20, Tianlin Road, Shanghai, F4 200233, P.R.C.

Item 2. Identity and Background

This Schedule 13D is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended by Jacob Fisch. Mr. Fisch is the President of Acorn. Mr. Fisch’s business address is care of Acorn International, Inc., 19th Floor, 20th Building, Tianlin Road, Shanghai, F4 200233, P.R.C.

During the last five years, Mr. Fisch has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining Mr. Fisch from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Fisch is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Fisch received the 2,800,000 ordinary shares through management incentive awards that Acorn granted between May 2015 and May 2017 in connection with Mr Fisch’s employment.

On August 3, 2017, pursuant to a Settlement Agreement dated July 28, 2017, Acorn acquired 20,591,970 ordinary shares held by SB Asia Investment Fund II, L.P. As a result of that transaction, the number of Acorn ordinary shares outstanding was reduced to 53,626,050 and Mr. Fisch’s holdings of 2,800,000 ordinary shares became equal to 5.2% of the ordinary shares outstanding.

Item 4. Purpose of Transaction

Mr. Fisch has acquired the ordinary shares for strategic investment purposes. Mr. Fisch intends to continuously review his investment. Depending upon various factors, including Acorn’s business, prospects and financial conditions, market conditions and other factors that Mr. Fisch may deem relevant to his investment decision, Mr. Fisch may engage from time to time in certain actions, including, without limitation, increasing or decreasing his investment in Acorn.

Other than as set forth in this Schedule 13D, there are no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that Mr. Fisch may, at any time, review or reconsider his position with respect to Acorn and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(c) Mr. Fisch has not affected any transaction in Acorn ordinary shares during the 60-day period prior to the filing of this Schedule 13D.

(d) To the knowledge of Mr. Fisch, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the ordinary shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As an executive officer of Acorn, Mr. Fisch is subject to Acorns insider trading policy which includes customary restrictions against trading in Acorn securities except during window periods following the release of quarterly and annual earnings information or pursuant to a qualified 10b5-1 plan.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Fisch and any other person with respect to any securities of Acorn, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over any Acorn securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2017	/s/ Jacob Fisch
Jacob Fisch

-5-